HORIZON OFFSHORE, INC. 401(k) PLAN

Financial Statements
As of December 31, 2000
Together With Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of
Horizon Offshore, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits for Horizon Offshore, Inc. 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.








Houston, Texas
June 27, 2001

                         HORIZON OFFSHORE, INC. 401(k) PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           AS OF DECEMBER 31, 2000 AND 1999



                                                            2000              1999
                                                         ----------        ----------
INVESTMENTS, at fair value                               $4,058,916        $2,254,931

EMPLOYER CONTRIBUTIONS RECEIVABLE                              -                  802

DISTRIBUTIONS PAYABLE                                          -              (15,378)

EXCESS CONTRIBUTIONS PAYABLE                                   -               (2,181)

ADMINISTRATIVE EXPENSES PAYABLE                              (5,710)             -
                                                         ----------        ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $4,053,206        $2,238,174
                                                         ==========        ==========




      The accompanying notes are an integral part of these financial statements.

                         HORIZON OFFSHORE, INC. 401(k) PLAN


            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                       2000              1999
                                                    ----------        ----------
INVESTMENT INCOME:
  Net appreciation in fair value of investments     $  656,005        $  155,792
  Interest and dividends                               142,807            54,576

CONTRIBUTIONS:
  Participants                                         762,088           729,781
  Rollovers                                            258,816           196,887
  Employer                                             248,849           239,011
                                                    ----------        ----------

                        Total additions              2,068,565         1,376,047

DISTRIBUTIONS AND WITHDRAWALS                          225,380           273,958

EXCESS CONTRIBUTIONS                                      -                2,181

ADMINISTRATIVE EXPENSES                                 28,153             4,758
                                                    ----------        ----------

                        Net increase                 1,815,032         1,095,150

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                  2,238,174         1,143,024
                                                    ----------        ----------

  End of year                                       $4,053,206        $2,238,174
                                                    ==========        ==========




      The accompanying notes are an integral part of these financial statements.

                        HORIZON OFFSHORE, INC. 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 2000 AND 1999



1. SUMMARY OF THE PLAN:

GENERAL

Horizon Offshore, Inc. 401(k) Plan (the Plan) is a defined contribution plan. The Plan is for the exclusive benefit of all employees of Horizon Offshore, Inc., and subsidiaries (the Company).

ELIGIBILITY AND CONTRIBUTIONS

All employees who were previously not covered by a benefit plan established pursuant to a certain collective bargaining agreement and who have been employed by the Company for six months and have attained the age of 18 are eligible to participate in the Plan.

Participant contributions cannot be less than 1 percent nor more than 15 percent of a participant's annual compensation up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) ($10,500 for 2000 and $10,000 for 1999).

The Company contributes a matching contribution (Employer Matching Contribution), which in 2000 and 1999 was equal to 50 percent of participant contributions, not to exceed 6 percent of participant compensation in any Plan year. The Company may also contribute additional amounts at its sole discretion. No discretionary amounts were contributed in 2000 or 1999.

Each participant's account is credited with the participant's contribution, the Employer Matching Contribution and the participant's share of the income and any appreciation or depreciation of the funds invested.

EXCESS CONTRIBUTIONS

During 1999, employee contributions include excess contributions which were refunded to participants during 2000 as the contributions were determined to be in excess of maximum contribution levels for certain participants. There were no excess contributions for the year ended December 31, 2000.

VESTED BENEFITS

Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in the remainder of their accounts based on years of service with the Company in accordance with the following schedule:



                        Years of                Vested
                     Vested Service           Percentage
                     --------------           ----------
                       Less than 2                 0%
                            2                     20
                            3                     40
                            4                     60
                            5                     80
                            6                    100


The Plan provides for a participant to be fully vested upon death, permanent disability or the employee's normal retirement date. The Plan also provides that forfeitures, if any, will reduce the amount of the Company's Employer Matching Contribution or Plan expenses. At December 31, 2000 and 1999, $55,021 and $22,765, respectively, of unallocated forfeitures were available to reduce future Company contributions or Plan expenses.

ADMINISTRATION

The general administration of the Plan is vested with a Plan administrator. The Plan administrator is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants, and direct disbursements of benefits in accordance with the provisions of the Plan.

TRUSTEE AND CUSTODIAN OF PLAN ASSETS

The board of directors of the Company entered into a contract, effective January 1, 1999, with Reliance Trust Company whereby Reliance Trust Company serves as trustee and asset custodian of the Plan. Benefit Services Corporation serves as record keeper of the Plan. The trustee is authorized to receive contributions, manage, invest and reinvest the trust fund and authorize payments to such persons as it deems appropriate in accordance with the Plan. The term "trust fund" refers to all assets of whatsoever kind or nature that at any time, or from time to time, may be acquired or held by the trustee under the trust forming a part of the Plan.

FUNDS

Each participant has the right upon enrollment to select fund(s) in which the balance in the participant's account will be invested. Participants can direct their investment balances into various guaranteed investment contracts, pooled separate accounts offered by Metropolitan Life Insurance Company and the Company's common stock.

LOANS

Participants are not allowed to borrow from the Plan.

FEDERAL INCOME TAXES

The Plan received a determination letter from the Internal Revenue Service dated November 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, therefore, the related trust is exempt from taxation. However, the Plan has been amended subsequent to the issuance of the determination. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

BENEFITS

The participant's pretax contributions will be available to such participant in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 12 months.

Upon death, permanent disability or retirement, each participant may elect to receive either a lump-sum amount equal to the value of his or her account or annuity payments over a period elected by the participant. Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES:

BASIS OF ACCOUNTING AND
INVESTMENT VALUATION

The financial statements of the Plan are presented on the accrual basis of accounting. Investment securities are recorded at cost when purchased but are adjusted to market value at the end of each month for financial reporting purposes.

Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 5.75 percent in 2000 and 5.0 percent in 1999. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than 3 percent and was 5.75 percent at December 31, 2000, and 5.0 percent at December 31, 1999.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investments in guaranteed investment contracts, pooled separate accounts and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

EXPENSES

All administrative expenses, including legal, trustee and accounting fees, have been paid by forfeitures. Forfeitures are the portion of an employer's contribution that may be lost when a participant separates from service before becoming 100 percent vested. Only the nonvested portions of employer contributions are subject to forfeiture.

TERMINATION OF THE PLAN

The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time. In the event the Plan is discontinued, the participants will become 100 percent vested in their account value at the time of such discontinuance.

3. INVESTMENTS:

The carrying values of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999, are as follows (fair value as determined by the trustee, based on market value):



2000-
  Metropolitan Insurance Company, guaranteed investment contract, 5.75%          $  277,195
  Pooled separate accounts-
    MetLife/UAM Medium-Term (Balanced Lifestyle Option)                             170,466
    MetLife/UAM Long-Term (Aggressive Lifestyle Option)                             177,445
    Janus Balanced                                                                  480,082
    MetLife Stock Market Index Guaranteed                                           336,643
    Dreyfus Founders Growth                                                         168,844
    American Century:  20th Century Ultra                                           406,134
    Janus Worldwide                                                                 309,439
  Horizon Offshore, Inc., common stock                                            1,632,680

1999-
  Metropolitan Insurance Company, guaranteed investment contract, 5.0%              216,691
  Pooled separate accounts-
    MetLife/UAM Medium-Term (Balanced Lifestyle Option)                             142,243
    MetLife/UAM Long-Term (Aggressive Lifestyle Option)                             139,439
    Janus Balanced                                                                  399,045
    MetLife Stock Market Index Guaranteed                                           295,206
    Dreyfus Founders Growth                                                         155,977
    American Century:  20th Century Ultra                                           391,174
    Janus Worldwide                                                                 180,046
  Horizon Offshore, Inc., common stock                                              289,201


During the years ended December 31, 2000 and 1999, the Plan's investments appreciated in fair value by $656,005 and $155,792, respectively, as follows:



                                                                                 2000            1999
                                                                              ----------       --------
  Pooled separate accounts                                                    $ (394,356)      $234,431
  Metropolitan Insurance Company, guaranteed investment contract, 5.75%
    and 5.0% as of December 31, 2000 and 1999, respectively                       11,399          7,095
  Horizon Offshore, Inc., common stock                                         1,038,962        (85,734)
                                                                              ----------       --------

                                                                              $  656,005       $155,792
                                                                              ==========       ========


                                                                        SCHEDULE





                        HORIZON OFFSHORE, INC. 401(k) PLAN


                     SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                              AS OF DECEMBER 31, 2000



                                                                                  Current
            Identity of Issue and Description of Investment                        Value
            -----------------------------------------------                     ----------
GUARANTEED INVESTMENT CONTRACT, Metropolitan Insurance Company, 5.75%           $  277,195

POOLED SEPARATE ACCOUNTS:
  MetLife/UAM Extended Short-Term (Conservative Lifestyle Option)                   87,875
  MetLife/UAM Medium-Term (Balanced Lifestyle Option)                              170,466
  MetLife/UAM Long-Term (Aggressive Lifestyle Option)                              177,445
  Janus Balanced                                                                   480,082
  MetLife Stock Market Index Guaranteed                                            336,643
  Dreyfus Founders Growth                                                          168,844
  American Century:  20th Century Ultra                                            406,134
  Janus Worldwide                                                                  309,439
                                                                                ----------

                             Total pooled separate accounts                      2,136,928

COMMON STOCK, Horizon Offshore, Inc.*; $1 par, 62,991 shares                     1,632,680

CASH                                                                                12,113
                                                                                ----------

                             Total assets (held at end of year)                 $4,058,916
                                                                                ==========



*Indicated party in interest.